Exhibit 99.1

February 28, 2022,

As amended on April 25, 2022

ABILITY INC.

(the “Company”)

To:

The Securities Authority	The Tel Aviv Stock Exchange Ltd.

Through the MAGNA system	Through the MAGNA system

Re: Immediate Report of the Convening of a Special Annual General Meeting of the Company

In accordance with the Companies Law, 5759-1999 (hereinafter: the “Companies Law”), the Securities Law, 5728- 1968 (hereinafter: the “Securities Law”), the Companies Regulations (Notice and Announcement of a General Meeting and a Class Meeting at a Public Company and the Addition of an Item to the Agenda), 5760-2000 (hereinafter: the “Notice of Meeting Regulations”), the Companies Regulations (Voting in Writing and Position Statements), 5766-2005 (hereinafter: the “Voting in Writing Regulations”) and the Securities Regulations (Immediate and Periodic Reports) 5730-1970 (hereinafter: the “Reporting Regulations”), notice is hereby given (hereinafter: the “Report Convening the Meeting”) with regard to the convening of a special annual general meeting of the shareholders of the Company (hereinafter: the “Meeting”), which will be held on May 12, 2022, at 15:00, at the Barnea, Jaffa, Lande & Co., Law Offices, at 58 HaRakevet Street (21st floor), Tel Aviv (hereinafter: the “External Lawyers Offices”), for the purpose of passing the resolutions on the agenda, as set forth in this Report below.

Part A – Special Annual General Meeting

The Items on the Meeting’s Agenda and a Summary of the Proposed Resolutions

1.	Discussion of the Audited Financial Statements as of the year ended December 31, 2020

The said financial statements, which are included in the Company’s periodic report for the year 2020 (Reference No.: 2021-01-049623), can be reviewed. In this matter, no vote will be held, but only a discussion.

2.	Reappointment of the directors serving at the present time as the directors of the Company (and who are not the outside directors) up until the expiration of the Company’s next annual general meeting

Approval of the reappointment of the directors as set forth below, who are serving at the present time on the Board of Directors of the Company (and who are not outside directors), for an additional term in office, up until the expiration of the next annual general meeting of the Company’s shareholders, unless the term in office shall be terminated earlier, in accordance with the provisions of the Companies Law or with the Company’s Articles (hereinafter: the “Additional Term in Office”):

2.1	Mr. Anatoly Hurgin (Chairman of the Board of Directors)

Text of the Proposed Resolution: “To approve the reappointment of Mr. Anatoly Hurgin as a director of the Company for an Additional Term in Office.”

2.2	Mr. Alexander Aurovsky

Text of the Proposed Resolution: “To approve the reappointment of Mr. Alexander Aurovsky as a director of the Company for an Additional Term in Office.”

2.3	Mr. Joseph Tenne

On February 18, 2021, and in accordance with Article 28.2 of the Company’s Articles, the Board of Directors of the Company approved the appointment of Mr. Joseph Tenne to the Board of Directors of the Company.

In accordance with the decision of the Compensation Committee and the Board of Directors of the Company dated March 29, 2021, Mr. Joseph Tenne is entitled to the maximum remuneration for an expert outside director pursuant to the Companies Regulations (Rules for Remuneration and Expenses for an Outside Director), 5760-2000, as will be updated from time to time, and in accordance with the Company’s rank, as it will be from time to time.1

Text of the Proposed Resolution: “To approve the reappointment of Mr. Joseph Tenne as a director of the Company for an Additional Term in Office.”

Each one of the incumbent directors has signed a declaration as required pursuant to Section 224B(a) of the Companies Law. The directors’ declarations are attached as Appendix A to the Report Convening the Meeting.

For details regarding the incumbent directors, as set forth in Sections 2.1 to 2.3 above, which are required in accordance with the provisions of Regulations 26 and 36B(a)(10) of the Reporting Regulations, see Regulation 26 of Part D of the Company’s periodic report for 2020, which was published on March 29, 2021 (Reference No.: 2021-01-049623) (hereinafter: the “Periodic Report for 2020”), which is incorporated herein by reference. To the best of the Company’s knowledge, there have been no changes in the details of the incumbent directors, as appear in the Periodic Report for 2020.

It should be clarified that the proposal with respect to each candidate for an Additional Term in Office as a director shall be made separately.

[1]	For further details regarding the remuneration that Mr. Tenne is entitled to receive in connection with his office as a director of the Company, see Immediate Report dated March 29, 2021 (Reference No.: 2021-01-049905), which is incorporated herein by reference.

3.	Approval of the reappointment of the accounting firm BDO Ziv Haft as the Company’s auditors up until the expiration of the Company’s next annual general meeting

It is proposed to appoint the accounting firm BDO Ziv Haft as the Company’s auditors and to authorize the Company’s Board of Directors to determine the auditor’s fees for the audit acts and for additional services, in accordance with the nature and scope of the services that have been and will be provided to the Company.

For details regarding the auditor’s fees in 2020 in respect of audit services and services related to the audit, see Section 8 of Chapter B of the Company’s Periodic Report for 2020.

Text of the Proposed Resolution: “To approve the reappointment of the accounting firm BDO Ziv Haft as the Company’s auditors up until the expiration of the Company’s next annual general meeting and to authorize the Company’s Board of Directors to determine the auditor’s fees for the audit acts and for additional services, in accordance with the nature and scope of the services that have been and will be provided to the Company.

4.	Approval of the extension of the Directors’ and Officers’ Liability Insurance Policy for all of the directors and officers, with the exception of the Company’s CEO, Mr. Anatoly Hurgin

4.1

On February 10, 2022, the Compensation Committee and the Board of Directors of the Company approved, in accordance with Section 273 of the Companies Law, the extension of the validity of the Directors’ and Officers’ Liability Insurance Policy for the directors and officers of the Company (except with respect to the Company’s CEO, Mr. Anatoly Hurgin) which currently exists at the Company (hereinafter: the “Insurance Policy”), up until August 20, 2022, subject to the approval of the Meeting convened herein.

4.2	Below are the main elements of the terms and conditions of the Insurance Policy:

4.2.1	The Policy applies in Israel and abroad, and it has limits of liability of up to US $5 million per occurrence and for the period.

4.2.2

A deductible in an amount of up to US $100,000, and in an amount of up to US $250,000 in respect of a claim in the United States or in Canada, and in respect of claims in relation to securities, a deductible in an amount of up to US $200,000, and in an amount of up to US $750,000 in respect of a claim in the United States or in Canada.

4.2.3	A six-monthly premium in the amount of US $114,055.

4.3	A summary of the reasons of the Compensation Committee and the Board of Directors of the Company, for extending the Insurance Policy:

4.3.1	The Insurance Policy confers on the directors and on the other officers of the Company appropriate protection, in accordance with and in light of the Company’s business;

4.3.2

The granting of a Directors’ and Officers’ Liability Insurance Policy at the Company is a standard arrangement at public companies of the kind of the Company, which allows the directors and officers to perform their duties freely and independently, for the Company’s best interests, in view of the extensive liability that is imposed upon them by virtue of and by the fact of their position;

4.3.3

The terms and conditions of the policy are upon market conditions, as compared with the terms and conditions of insurance policies of other companies with similar characteristics to the Company, and the transaction is not likely to have any material effect on the Company’s profitability, its assets or its liabilities.

Based on the aforesaid reasons, the Compensation Committee and the Board of Directors of the Company believed that the approval of the engagement in the Insurance Policy is in the Company’s best interests, and it is fair and reasonable given the circumstances of the matter.

Text of the Proposed Resolution: “To approve the extension of the Insurance Policy, up until August 20, 2022, for all of the directors and officers of the Company, as will be at the Company and at its subsidiaries from time to time, except with respect to the Company’s CEO, Mr. Anatoly Hurgin.

Part B – Further Details Regarding the General Meeting

1.	The Majority Required to Pass the Resolutions

1.1

The majority that is required at the Meeting, to approve the resolutions stated in Sections 2.1, 2.2, 2.3, 3 and 4 on the above agenda, is a simple majority of all of the votes of the shareholders who are entitled to vote at the Meeting, and to vote thereat. As of the date of the Report, the Company has no controlling shareholder, as this term is defined in the Companies Law.

1.2	As stated above, in Section 1 of the above agenda, only a discussion will be held, without a vote.

2.	Procedures for the Meeting and the Voting

2.1	Manner of the Voting

A shareholder who is registered as a shareholder in the Company’s Register of Shareholders (hereinafter: “Registered Shareholder”) may vote at the Meeting in person (participation at the meeting), by proxy, or through a Voting Form, as this term is construed in Section 87 of the Companies Law, the text of which is attached to this Report (hereinafter: the “Voting Form”). A shareholder pursuant to Section 177(1) of the Companies Law (i.e., a shareholder in whose favor shares are registered with a Stock Exchange member and which shares are included amongst the shares registered in the Register of Shareholders, in the name of the nominee company) (hereinafter: “Non-Registered Shareholder”) is entitled to vote in such manners as set forth above, and also through an electronic voting form which will be transmitted to the Company through the electronic voting system which operates pursuant to Article B of Chapter G2 of the Securities Law, 5728-1968 (hereinafter: “Electronic Voting,” the “Electronic Voting System” and “Electronic Voting Form,” respectively).

2.2	Convening a Meeting; Adjourned Meeting; Record Date

The Meeting will be convened on May 12, 2022, at 15:00, at the External Lawyers Offices.

No business may be transacted at the Meeting unless a quorum is present at the time of commencement of the Meeting. A quorum will be constituted when at least two shareholders who hold or jointly represent at least one quarter (1/4) of the voting rights at the Company are present, whether in person (including through a Voting Form or an Electronic Voting Form) or by proxy, within half an hour from the time appointed for the commencement of the Meeting (hereinafter: “Quorum”). If there is no quorum at the Meeting at the expiration of half an hour from the time appointed for the commencement of the Meeting, or if, during the Meeting, the number of participants at the Meeting dropped below the attendance that is required for the Quorum, the Meeting will stand adjourned by one week to the same day and to the same time and the same place, i.e., on May 3, 2022, at 15:00 at the External Lawyers Offices (hereinafter: “Adjourned Meeting”). If no quorum is constituted at the Adjourned Meeting at the expiration of half an hour from the time appointed for the Meeting, the Adjourned Meeting shall be held with whatever number of participants is present.

The record date for determining the eligibility of a shareholder of the Company to vote at the Meeting, as stated in Section 182(b) of the Companies Law and in Regulation 3 of the Voting in Writing Regulations, is April 26, 2022 (hereinafter: the “Record Date”).

2.3	Voting Proxy

A shareholder may appoint a proxy to vote in his place, and the proxy need not be a shareholder of the Company.

The appointment of a representative or proxy to participate in and vote at the Meeting on behalf of the shareholder will be made in writing and signed by the shareholder or by his lawful representative, appointed in writing, or, in the event that the appointor is a corporation, the power of attorney will be signed in the same manner in which said corporation signs documents that are binding thereupon. If the appointor is a corporation, attorney’s certification shall be attached to the power of attorney, certifying that the power of attorney has been signed in accordance with the Articles of said corporation. Nevertheless, the chairman of the Meeting can decide, in his sole discretion, that an instrument of appointment that was submitted was lawfully lodged. Voting in accordance with the terms and conditions of the power of attorney will be legal even if, prior to said time, the appointor passed away or was declared bankrupt or incapacitated or he cancelled the instrument of appointment or transferred the share in respect of which it had been given, or, should the appointor be a corporation, if a liquidator or receiver was appointed thereto, unless notice was received, in writing (and authenticated to the satisfaction of the directors of the Company), of the said modification, at the External Lawyers Offices prior to the time of the Meeting, i.e., by April 26, 2022, at 15:00. The instrument of appointment of a proxy and the power of attorney or other certificate (if any) will be submitted to the External Lawyers Offices up to forty eight (48) hours prior to the time of the Meeting, i.e., by April 24, 2022, at 15:00, unless otherwise determined by the Board of Directors of the Company. Such submission, which pertains to the Record Date for the Meeting, will also be valid with respect to the Adjourned Meeting.

2.4	Voting in Writing; Position Statements

A shareholder may vote at the Meeting to approve the resolutions on the agenda, also through the Voting Form. Voting in writing will be done through the Second Part of the Voting Form, which is attached to this Report.

The Voting Form and the position statements, as these terms are construed in Section 88 of the Companies Law, if issued, can be reviewed on the distribution website of the Israel Securities Authority, at www.magna.isa.gov.il (hereinafter: the “Distribution Site”) and on the website of the Tel Aviv Stock Exchange Ltd., at: https://maya.tase.co.il (hereinafter: the “Stock Exchange Website”). Any shareholder may contact the Company directly, and receive from it the text of the Voting Form and the position statements (if any).

A Stock Exchange member will send, without consideration, by email, the link to the text of the Voting Form and the position statements (if any) on the Distribution Site, to any shareholder of the Company who is not registered in the Company’s Register of Shareholders, and whose shares are registered with the said Stock Exchange member, unless the shareholder gave notice that he does not wish to receive such link or unless he gave notice that he wishes to receive Voting Forms by post, in consideration of mailing costs, provided that the notice was given with respect to a specific securities account and on a date prior to the Record Date.

The Voting Form and the documents that need to be attached thereto as specified in the Voting Form will be submitted to the External Lawyers Offices (including by registered mail) together with Confirmation of Ownership (and with regard to a Registered Shareholder – together with a photocopy of his identity card, passport or certificate of incorporation, as the case may be) up to four hours prior to the time for the convening of the Meeting, i.e., by April 26, 2022, at 11:00 a.m.

For this purpose, the “time of submission” is the time when the Voting Form and the documents attached thereto arrived at the External Lawyers Offices.

In addition, a Non-Registered Shareholder may submit the Confirmation of Ownership through the Electronic Voting System, as stated in this section below.

The last date for the submission of position statements to the Company by the Company’s shareholders is up to ten (10) days prior to the date of the Meeting, i.e., by April 16, 2022, at 15:00. A Voting Form to which no Confirmation of Ownership was attached (or, in the alternative, if no Confirmation of Ownership was submitted through the Electronic Voting System) or, with regard to a Registered Shareholder, to which no photocopy of an ID card/passport/certificate of incorporation was attached, as applicable, will be invalid.

2.5	Electronic Voting Form

As stated above, a Non-Registered Shareholder may also vote through the Electronic Voting System. Voting through an Electronic Voting Form will be possible for up to six (6) hours prior to the time for the convening of the Meeting, i.e., by April 26, 2022, at 09:00 a.m.

2.6	Confirmation of Ownership

A Non-Registered Shareholder will be entitled to participate in the Meeting only if he submits to the Company, prior to the Meeting, original certification from the Stock Exchange member in whose favor his right to the share is registered, with regard to his ownership of the Company’s shares on the Record Date, in accordance with the form in the Schedule of the Companies Regulations (Proof of Ownership of a Share for the Purpose of Voting at the General Meeting), 5760-2000 (hereinafter: “Confirmation of Ownership”), or, in the alternative, if he sends the Company Confirmation of Ownership through the Electronic Voting System. A Non-Registered Shareholder is entitled to receive the Confirmation of Ownership from the member of the Stock Exchange through whom he holds his shares, at the branch of the Stock Exchange member or by dispatch by mail to his address, in consideration of mailing costs only, if he so requested, provided that a request in this matter will be given in advance, for a particular securities account. In addition, a Non-Registered Shareholder may instruct that his Confirmation of Ownership be sent to the Company through the Electronic Voting System.

2.7	Changes to the Agenda; the Last Date for Delivery of a Request to Include an Item on the Agenda, by a Shareholder

After the publication of this Report Convening the Meeting, there may be changes to the Meeting’s agenda, including the addition of an item to the agenda, and position statements may be published. It will be possible to review the up-to-date agenda and the position statements in the Company’s reports that will be published on the Distribution Site. A request by a shareholder pursuant to Section 66(B) of the Companies Law, to include an item on the agenda of the Meeting, shall be submitted to the Company by up to seven (7) days after the date of the publication of this Report Convening the Meeting i.e., by May 2, 2022. Should such a request be submitted, the item may be added to the Meeting’s agenda, and details thereof will appear on the Distribution Site. In such an event, the Company shall publish an amended Voting Form, together with an amended Report Convening the Meeting, not later than seven days after the last date for the submission of a request by a shareholder to include an item on the agenda, i.e., by May 2, 2022.

2.8	Details of the Company’s Representative for the Purpose of Handling the Immediate Report

The Company’s representatives for the purpose of handling this Report are Adv. Zvi Gabbay and Adv. Andrey Yanai of the law firm of Barnea, Jaffa, Lande & Co. of 58 HaRakevet Street, Tel Aviv, Tel: 03-6400600, Fax: 03-6400650.

3.	Review of Documents

The Company’s shareholders may review this Report and the documents mentioned herein, as well as the text of the resolutions on the items on the agenda, at the External Lawyers Offices, on Sundays to Thursdays, during normal working hours up until the time of the convening of the Meeting, after prior arrangement by phone, on Tel: 03-6400600 or by Fax: 03-6400650, and on the Distribution Site.

Sincerely yours,

Ability Inc.

Signed on the date of the report by:

Anatoly Hurgin, CEO of the Company

ABILITY INC.

(the “Company”)

VOTING FORM

In accordance with the Companies Regulations (Voting in Writing and Position Statements), 5765-2005 (hereinafter: the “Regulations”)

FIRST PART

1.	Name of the Company: Ability Inc.

2.	Type of the Meeting, the Date and the Venue: A special annual general meeting of the Company’s shareholders (hereinafter: the “Meeting”), that will be held on Tuesday, May 12, 2022, at 15:00 (Israel time), at the Barnea, Jaffa, Lande & Co., Law Offices, at 58 HaRakevet Street (21st Floor), Tel Aviv (hereinafter: the “External Lawyers Offices”).

3.	Details of the Items on the Agenda in respect of which Shareholders can Vote Using a Voting Form

3.1	Reappointment of the directors serving at the present time as the directors of the Company (and who are not the outside directors) up until the expiration of the Company’s next annual general meeting

Approval of the reappointment of the directors as set forth below, who are serving at the present time on the Board of Directors of the Company (and who are not outside directors), for an additional term in office, up until the expiration of the next annual general meeting of the Company’s shareholders, unless the term in office shall be terminated earlier, in accordance with the provisions of the Companies Law or with the Company’s Articles (hereinafter: the “Additional Term in Office”):

3.1.1

Mr. Anatoly Hurgin (Chairman of the Board of Directors)

 Text of the Proposed Resolution: “To approve the reappointment of Mr. Anatoly Hurgin as a director of the Company for an Additional Term in Office.”

3.1.2	Mr. Alexander Aurovsky Text of the Proposed Resolution: “To approve the reappointment of Mr. Alexander Aurovsky as a director of the Company for an Additional Term in Office.”

3.1.3	Mr. Joseph Tenne Text of the Proposed Resolution: “To approve the reappointment of Mr. Joseph Tenne as a director of the Company for an Additional Term in Office.”

3.2	Reappointment of the accounting firm BDO Ziv Haft as the Company’s auditors up until the expiration of the Company’s next annual general meeting

Text of the Proposed Resolution: “To approve the reappointment of the accounting firm BDO Ziv Haft as the Company’s auditors up until the expiration of the Company’s next annual general meeting and to authorize the Company’s Board of Directors to determine the auditor’s fees for the audit acts and for additional services, in accordance with the nature and scope of the services that have been and will be provided to the Company.

3.3	Approval of the extension of the Directors’ and Officers’ Liability Insurance Policy for all of the directors and officers, with the exception of the Company’s CEO, Mr. Anatoly Hurgin

Text of the Proposed Resolution: “To approve the extension of the insurance policy, up until August 20, 2022, for all of the directors and officers of the Company, as will be at the Company and at its subsidiaries from time to time, except with respect to the Company’s CEO, Mr. Anatoly Hurgin.

4.	The place and times where the full text of the proposed resolutions can be reviewed

The Report Convening the Meeting and the full text of the resolutions on the Meeting’s agenda can be reviewed at External Lawyers Offices, by prior arrangement with the secretary by phone, on 03-6400600, on Sundays to Thursdays, during normal working hours, up until the time of the convening of the General Meeting. In addition, the Report Convening the Meeting (including the appendices attached thereto) and the position statements, as these terms are construed in Section 88 of the Companies Law, if issued, can be reviewed on the distribution website of the Israel Securities Authority, at www.magna.isa.gov.il (hereinafter: the “Distribution Site”) and on the website of the Tel Aviv Stock Exchange Ltd., at: https://maya.tase.co.il (hereinafter: the “Stock Exchange Website”).

5.	The Majority Required to Pass the Resolution at the General Meeting on Each of the Items on the Agenda

The majority that is required at the Meeting to approve the proposed resolutions as set forth in Sections 3.1.1, 3.1.2, 3.1.3, 3.2 and 3.3 on the above agenda, is a simple majority of all of the votes of the shareholders who are entitled to vote at the meeting, and to vote thereat. As of the date of the Report, the Company has no controlling shareholder, as this term is defined in the Companies Law.

6.	Manner of the Voting at the Meeting

A shareholder who is registered as a shareholder in the Company’s Register of Shareholders (hereinafter: “Registered Shareholder”) may vote at the Meeting in person (participation at the meeting), by proxy, or through this Voting Form, as this term is construed in Section 87 of the Companies Law, the text of which is attached to this Report (hereinafter: the “Voting Form”). A shareholder pursuant to Section 177(1) of the Companies Law (i.e., a shareholder in whose favor shares are registered with a Stock Exchange member and which shares are included amongst the shares registered in the Register of Shareholders, in the name of the nominee company) (hereinafter: “Non-Registered Shareholder”) is entitled to vote in such manners as set forth above, and also through an electronic voting form which will be transmitted to the Company through the electronic voting system which operates pursuant to Article B of Chapter G2 of the Securities Law, 5728- 1968 (hereinafter: “Electronic Voting,” the “Electronic Voting System,” “Electronic Voting Form” and the “Securities Law,” respectively).

7.	Validity of the Voting Form

The Voting Form will be valid only if the following documents were attached thereto and if it was submitted to the Company (including by registered post) up to 4 hours prior to the time for the convening of the Meeting, i.e., by Thursday, May 12, 2022, at 11:00 a.m.

7.1	If a shareholder is not registered in the Company’s books – Confirmation of ownership of the Non- Registered Shareholder was attached thereto or confirmation of ownership was sent to the Company through the Electronic Voting System.

7.2	If a shareholder is registered in the Company’s books – A photocopy of his identity card, passport or certificate of incorporation, as the case may be, was attached thereto.

A Voting Form that is not submitted in accordance with the foregoing in this section shall be invalid.

For this purpose, the “time of submission” is the time at which the Voting Form and the documents attached thereto reached the External Lawyers Offices.

8.	Voting Through the Internet

A Non-Registered Shareholder may also vote through the Electronic Voting System. A Non-Registered Shareholder is entitled to receive from the member of the Tel Aviv Stock Exchange Ltd., through whom he holds his shares, an identification number and an access code, as well as additional information in connection with the Meeting, and after a secure process of identification, he may vote through the Electronic Voting System. The address of the Electronic Voting System is: https://votes.isa.gov.il.

Voting through the Electronic Voting System will be possible commencing from the expiration of the Record Date (i.e., Monday, April 25, 2022) and up to six (6) hours prior to the time for the convening of the Meeting (i.e., Thursday, May 12, 2022, at 09:00) or at an earlier time as will be determined by the Israel Securities Authority, provided that it will not exceed 12 hours prior to the time for the convening of the Meeting (hereinafter: the “System Closing Time”), at which time the Electronic Voting System will be closed. Voting through the Electronic Voting System may be modified or cancelled up until the System Closing Time, and it may not be modified through the Electronic Voting System after this time.

In accordance with Section 83(d) of the Companies Law, if a shareholder voted in more than one way, his later vote will be counted, and for this purpose, the vote of a shareholder in person or by proxy will be deemed to be later than a vote using a Voting Form or a vote using the Electronic Voting System.

9.	The Company’s Address for Delivering Voting Forms and Position Statements

External Lawyers Offices, to attorney Zvi Gabbay and/or Adv. Andrey Yanai

10.	The Last Date for Delivering Position Statements

The last date for the submission of position statements to the Company by the Company’s shareholders is up to ten (10) days prior to the date of the Meeting, i.e., by Saturday, April 16, 2022, at 15:00. The last date for the submission of the Board of Directors’ response to a position statement (if any), should the Board of Directors choose to submit its response to the aforesaid position statements, is not later than five (5) days prior to the date of the Meeting, i.e., by April 21, 2022. A shareholder may contact the Company directly, and receive from it, without consideration, the text of the Voting Form and the position statements (if any).

11.	Addresses of the Websites Where the Voting Forms and Position Statements are Available

The address of the Distribution Site of the Israel Securities Authority is: http://www.magna.isa.gov.il.

The address of the website of the Tel Aviv Stock Exchange Ltd. is: https://maya.tase.co.il.

12.	Receipt of Confirmation of Ownership from the Stock Exchange Member

A Non-Registered Shareholder may receive the Confirmation of Ownership at the branch of the Stock Exchange member or by dispatch by mail (in consideration of mailing costs only), if he so requested. A request in this matter will be given in advance, for a particular securities account (it should be noted that such shareholder may instruct that his Confirmation of Ownership be sent to the Company through the Electronic Voting System).

13.	Receipt of Voting Forms and Position Statements

A Non-Registered Shareholder may receive by email (to the address as notified to the Stock Exchange member), without charge, a link to the text of the Voting Form and the position statements (if any) on the Distribution Site, from the Stock Exchange member through which he holds his shares, unless he informed the Stock Exchange member that he does not wish to receive such a link or that he wishes to receive Voting Forms by mail, in consideration of payment. The Non-Registered Shareholder’s notice with respect to the Voting Forms will also apply with respect to the receipt of position statements.

14.	Review of Voting Forms

One or more shareholders who holds ordinary shares of the Company (hereinafter: the “Ordinary Shares”) at a rate constituting five percent (5%) or more out of the total voting rights at the Company (i.e., 363,620 Ordinary Shares) may, after the convening of the General Meeting, review the Voting Forms and the voting records through the Electronic Voting System which have reached the Company, as set forth in Regulation 10 of the Regulations.

15.	Changes to the Agenda of the Meeting

After the publication of this Voting Form, there may be changes to the agenda of the Meeting, including the addition of an item to the agenda, and position statements may be published, and it will be possible to review the up-to-date agenda of the Meeting and the position statements, in the Company’s reports that will be published on the Distribution Site.

16.	Last Date for Submission of an Amended Voting Form

Should a request be made to add an item to the agenda of the Meeting, and should the Company publish an amended voting form (which includes such additional item/s), the Company shall publish such amended voting form on the date of the publication of the up-to-date agenda of the Meeting, which shall be in accordance with the timetables as set forth in Regulation 5B of the Companies Regulations (Notice and Announcement of a General Meeting and a Class Meeting at a Public Company and Addition of an Item to the Agenda), 5760-2000.

The shareholder will specify the manner of his voting with respect to the item on the agenda in the Second Part of this Voting Form.

*****

Second Part

Voting Form in Accordance with the Companies Regulations (Voting in Writing and Position Statements), 5765-2005

Name of the Company:	Ability Inc.
Company’s Address (for delivering and sending voting forms):	58 HaRakevet Street (21st floor), Tel Aviv
Company’s Share No.:	303448 Thursday, May 12, 2022, at 15:00 (Israel time) Special annual general meeting of the Company’s shareholders Monday, April 25, 2022
Date of the Meeting:
Type of the Meeting:
Record Date:

Details of the Shareholder

Name of the Shareholder:
ID No.:
If the shareholder does not possess an Israeli ID card –
Passport No.
The country in which the passport was issued:
The passport is valid until:
If the shareholder is a corporation –
Corporation No.
Country of incorporation

Manner of Voting

No. of Item on the Agenda	Item on the Agenda	Manner of Voting[2]

For the purpose of the approval of Items No. 3.3 and 3.5 on the agenda, are you a controlling shareholder of the Company/ do you have a personal interest in the resolution, are you a senior officer or an institutional investor? [3]

		For	Against	Abstain	No	Yes*
3.1.1	Approval of the reappointment of Mr. Anatoly Hurgin as a director of the Company for an Additional Term in Office
3.1.2	Approval of the reappointment of Mr. Alexander Aurovsky as a director of the Company for an Additional Term in Office
3.1.3	Approval of the reappointment of Mr. Joseph Tenne as a director of the Company for an Additional Term in Office
3.2	Approval of the reappointment of the accounting firm BDO Ziv Haft as the Company’s auditors up until the expiration of the Company’s next annual general meeting
3.3

Approval of the extension of the Directors’ and Officers’ Insurance Policy, up until August 20, 2022, for all of the directors and officers of the Company, except with respect to the Company’s CEO, Mr. Anatoly

Hurgin

With respect to shareholders holding shares through a Stock Exchange member pursuant to Section 177(1) of the Companies Law – this Voting Form is valid solely upon the attachment of Confirmation of Ownership, or, in the alternative, together with the attachment of Confirmation of Ownership through the Electronic Voting System.

With respect to shareholders registered in the Company’s Register of Shareholders pursuant to Section 177(2) of the Companies Law – the Voting Form is valid solely upon the attachment of a photocopy of the ID card/ passport/ certificate of incorporation.

Date	Signature

[2]	Failure to mark a response will be deemed to be abstaining in the vote on the said matter.

[3]

The vote of a shareholder who does not fill in this column, or who marks “Yes” but fails to provide details, will not be included in the count of the votes. There is no need to specify a personal interest in the approval of the appointment, which is not as a result of a connection with the controlling shareholder.

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20097 Ability_Inc_Proxy_Card REV1 Front

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

ABILITY INC.

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 9:00 a.m. on Thursday, May 12, 2022.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this **X**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2 and 3.

1. Election of Directors
   (1) Anatoly Hurgin
   (2) Alexander Aurovsky
   (3) Joseph Tenne

FOR all Nominees listed to the left	WITHHOLD AUTHORITY to vote (except as marked to the contrary for all nominees listed to the left)
☐	☐

(Instruction: To withhold authority to vote for any individual nominee, strike a line through that nominee's name in the list above)

2. Ratification of the appointment of the independent public accountants, Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm, for the financial year ending in 2021.

FOR	AGAINST	ABSTAIN
☐	☐	☐

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the approval of this Proposal #3? <u>Please note:</u> If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.

YES	NO
☐	☐

CONTROL NUMBER

Signature____________________ **Signature, if held jointly**____________________ **Date**__________, **2022**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

20097 Ability_Inc_Proxy_Card REV1 Back

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ABILITY INC.

The undersigned hereby appoints each of Anatoly Hurgin and Evyatar Cohen as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Ability Inc. (the "Company"), held of record in the name of the undersigned at the close of business on April 25, 2022, at the Annual and Special General Meeting of Shareholders of the Company (the "Meeting") to be held at the offices of Barnea, Jaffa, Lande & Co., Law Offices, on Thursday, May 12, 2022 at 15:00 (local time), and at any and all adjournments or postponements thereof on the following matter, which is more fully described in the Notice of Annual and Special General Meeting of Shareholders and the Proxy Statement relating to the Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE WITH RESPECT TO ANY ONE OF THE PROPOSALS DESCRIBED BELOW, YOUR SHARES WILL BE INCLUDED IN DETERMINING THE PRESENCE OF A QUORUM AT THE MEETING, BUT WILL NOT BE CONSIDERED "PRESENT" FOR THE PURPOSE OF VOTING ON SUCH PROPOSAL. THIS PROXY WILL BE FURTHER VOTED IN SUCH MANNER AS THE HOLDER OF THE PROXY MAY DETERMINE WITH RESPECT TO ANY OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ALL AND ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF. ANY AND ALL PROXIES HERETOFORE GIVEN BY THE UNDERSIGNED ARE HEREBY REVOKED.

The undersigned acknowledges receipt of the Notice of the Annual and Special General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

(Continued, and to be marked, dated and signed, on the other side)